UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number:  001-13684

CUSIP Number:  018772103

NOTIFICATION OF LATE FILING

(Check One):

 Form 10-K        Form 20-F    Form 11-K    X Form 10-Q
Form N-SAR    Form N-CSR

For Period Ended:     June 30, 2005

 Transition Report on Form 10-K

 Transition Report on Form 10-Q

 Transition Report on  Form 20-F

 Transition Report on Form N-SAR

 Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Alliance One International, Inc.

Former Name if Applicable

DIMON Incorporated

Address of Principal Executive Office (Street and Number)

512 Bridge Street

City, State and Zip Code

Danville, VA 24541

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Alliance One International, Inc. (the “Company”) will be unable to file with the Securities and Exchange Commission (the “SEC”) its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 by the prescribed deadline, August 9, 2005.  During the fiscal quarter ended June 30, 2005, the Company closed on its merger with Standard Commercial Corporation (“Standard”), which occurred on May 13, 2005.  To complete the required purchase method accounting for the merger, the Company was required to close and consolidate the books and records for Standard as of May 13, 2005, and then assess the fair value of all of Standard’s worldwide assets and liabilities as of such date, recording the corresponding adjustments. In addition, the Company has been diligently working to integrate all of Standard’s administrative and financial functions, including the information systems that are used in preparing consolidated financial statements. The substantial time and effort required to complete these matters has delayed the consolidation of the financial statements prepared by the Company’s newly combined global operations as of and for the period ending June 30, 2005.  As a result, the Company is unable, without unreasonable effort and expense, to complete and file with the SEC the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 by August 9, 2005, the prescribed deadline.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

James A. Cooley

434-792-7511

(Name)

(Area Code)  (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

 Yes      Yes

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

 Yes      Yes

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

Alliance One International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date

August 9, 2005

By:

/s/ James A Cooley

James A Cooley

Executive Vice President -

Chief Financial Officer